NSTAR Electric Company and Subsidiary						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

	Nine Months
	Ended
	September 30,	For the Years Ended December 31,
(Thousands of Dollars)	2015	2014	2013	2012	2011	2010
Earnings, as defined:
Net income	$284,148	$303,088	$268,546	$190,242	$252,494	$248,575
Income tax expense	187,397	201,981	172,866	123,966	165,686	162,020
Equity in earnings of regional nuclear generating and transmission companies	(326)	(408)	(550)	(412)	(501)	(836)
Dividends received from regional equity investees	-	-	344	286	676	669
Fixed charges, as below	60,633	82,503	73,115	72,364	76,219	77,902
Less: Interest capitalized (including AFUDC)	(1,466)	(2,027)	(511)	(259)	(185)	(108)
Total earnings, as defined	$530,386	$585,137	$513,810	$386,187	$494,389	$488,222

Fixed charges, as defined:
Interest Expense	$57,218	$77,878	$70,383	$70,054	$69,427	$71,390
Rental interest factor	1,949	2,598	2,221	2,051	6,607	6,404
Interest capitalized (including AFUDC)	1,466	2,027	511	259	185	108
Total fixed charges, as defined	$60,633	$82,503	$73,115	$72,364	$76,219	$77,902

Ratio of Earnings to Fixed Charges	8.75	7.09	7.03	5.34	6.49	6.27